VIA EDGAR AND EMAIL

July 11, 2014

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pegasystems Inc.

Response to Comment Letter dated June 25, 2014 re

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 25, 2014

File No. 001-11859

Dear Mr. Gilmore:

On behalf of Pegasystems Inc. (the “Company”), I am responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated June 25, 2014 (the “Comment Letter”) to Mr. Rafeal E. Brown, Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K, which was filed with the Commission on February 25, 2014 (the “Form 10-K”).

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

General

1. We refer to your response to comment no. 2 in your letter dated November 26, 2008, relating to the company’s Form 10-K for fiscal year 2007. Your response advised that in future filings, the company would “enhance its Management’s Discussion and Analysis disclosures to provide a more detailed executive level overview of material trends, commitments and uncertainties.” The MD&A disclosure in your 2013 Form 10-K, however, does not appear to focus on material trends, opportunities, commitments or uncertainties facing the company or how management plans to address them. Please advise. For example, tell us what consideration you gave to discussing the company’s strategy as it relates to dependence on large transactions (i.e., those larger than $10 million) and the company’s preference for term licenses over perpetual licenses, as management discussed on your fourth quarter 2013 earnings call.

Securities and Exchange Commission

July 11, 2014

The Company believes that its existing disclosures, including the following examples contained in the MD&A section of the Form 10-K, provide adequate disclosure regarding material trends, opportunities, commitments and uncertainties facing the Company and how management plans to address them:

•	In the Business Overview section of Management’s Discussion and Analysis on page 19, the Company states “our strategy is to focus our sales efforts primarily on target accounts, which are large companies or divisions within companies and typically leaders in their industry. Our strategy is to sell a series of licenses that are focused on a specific purpose or area of operations.” While the Company’s clients include large enterprises, the Company’s strategy is to sell a series of licenses to those enterprises, which reduces the importance of each individual license.

•	In the Results of Operations section of the MD&A on page 20 of the Form 10-K, the Company states “The aggregate value of new license arrangements executed fluctuates quarter to quarter.” This fluctuation in the aggregate value is the result of the number and size of deals, and is a material uncertainty that faces the Company.

•	In the Results of Operations section of MD&A on page 20 of the Form 10-K, the Company states “The mix between perpetual and term license arrangements executed in a particular period varies based on client needs. A change in the mix between perpetual and term license arrangements executed may cause our revenues to vary materially from period to period.”

While term licenses help smooth our otherwise “lumpy” business and provide revenue consistency, we are typically not able to influence our clients’ buying decisions as their preferred licensing model is based upon their own needs, such as internal policies and budgeting decisions. Our clients determine the type of license to purchase and our strategy is to sell a series of licenses to them.

•	In the Results of Operations section of MD&A on page 21 of the Form 10-K, the Company states, “The decrease [in consulting services revenue] was primarily the result of more clients becoming enabled and our partners leading more implementation projects. If this trend continues, our consulting services revenue may continue to decrease in future periods.”

Securities and Exchange Commission

July 11, 2014

While large transactions, those greater than $10 million, are important to our business, we are not dependent on these transactions because our strategy is to sell a series of licenses that are focused on a specific purpose or area of operations, reducing the number of large transactions and the overall importance of large transactions to our results of operations.

The Company believes that management’s disclosures during our earnings calls are consistent with its disclosures in the MD&A contained in the Form 10-K, namely the information set forth in the first bullet point above that our strategy is to sell a series of licenses to our clients.

The Company will continue to include disclosures related to material trends, opportunities, commitments and uncertainties in its future filings.

2. Please tell us what consideration you gave to providing quantitative disclosure regarding your renewal rates with respect to term licenses and maintenance agreements pursuant to Section III.B.1 of SEC Release No. 33-8350. In this regard, we note your disclosure in the results of operations discussion attributing the increases in maintenance revenue from 2011 to 2012 and from 2012 to 2013 primarily “to the growth in the aggregate value of the installed base of [y]our software and continued strong renewal rates.”

The Company has historically maintained a very high and consistent rate of strong renewals since it is the sole provider of maintenance services to our customers. Therefore, the Company believes that its renewals of maintenance contracts do not present a significant risk, and a static quantitative disclosure stating that “our maintenance renewal rate is greater than 90%” would not be meaningful or particularly informative to investors.

The Company does not disclose term license rate renewals because the vast majority of the total value of our term license agreements, which typically have a three to five-year term, have an “auto renewal” provision which makes the renewal of these agreements routine. Therefore our ability to renew these agreements does not present a significant risk. Consistent with our experience with maintenance renewals, the renewal rate of these contracts has been consistently high, and a quantitative disclosure statement that “our term license renewal experience is greater than 90%” would not be meaningful or particularly informative to investors.

If and when our renewal rates change materially, we will include relevant disclosure in our filings.

Results of Operations, page 20

3. We refer to your response to comment no. 3 in your November 26, 2008 letter. Your response indicated that in future filings the company would provide more detailed discussion regarding underlying reasons for period-to-period fluctuations in revenues.

Securities and Exchange Commission

July 11, 2014

Please tell us what consideration you gave to doing so in the 2013 Form 10-K, for example with respect to the $20 million increase in perpetual license revenue from 2012 to 2013 which you state was “primarily due to higher value perpetual arrangements executed during 2013 and the fourth quarter of 2012 than during 2012 and the fourth quarter of 2011.” Please tell us what consideration you gave to explaining why higher value perpetual arrangements were entered into during in 2013 and the fourth quarter of 2012 than the prior referenced periods, if the reason is known and material. We acknowledge in this regard the discussion on page 21 of the trends underlying the decreases in services revenue from period-to-period.

Our license revenue varies based on client demand and the mix of license arrangements we enter into in a given period. Although we believe client demand is influenced by a number factors including our customer’s budget planning, as a general matter we do not have a great deal of visibility into client demand. We offer clients multiple licensing arrangement options – perpetual licenses, term licenses and hosting – and allow the client to choose the option that best fits its needs. The option chosen by the client may impact our reported revenue in a particular period, as we note on page 20.

Liquidity and Capital Resources, page 30

4. You disclose that the primary drivers of cash provided by operating activities during 2013 were net income and an increase in deferred revenue primarily resulting from the differences in timing of billings and revenue recognition for annual maintenance. We note that the increase in accounts receivable during 2013 was larger than the increase in deferred revenue, which seems to suggest the increase in deferred revenue would not necessarily be a driver of cash as those amounts may have been billed but not collected. Please further explain to us the reasons for the increase in cash provided by operations during 2013, addressing each of the significant changes noted in the statement of cash flows as well as material changes in the underlying drivers. Also, confirm that you will expand your disclosure accordingly in future filings. We refer you to Section IV.B of SEC Release No. 33-8350.

The Company acknowledges and agrees with the Staff that the increase in deferred revenue was offset by the increase in the accounts receivable during 2013 and it was not a meaningful disclosure.

In future filings, starting with our quarterly report on Form 10-Q for the period ended June 30, 2014, the Company will provide disclosures in the liquidity and capital resources section of MD&A to identify and explain the material drivers of cash provided by operations.

Securities and Exchange Commission

July 11, 2014

Item 8. Financial Statements and Supplementary Data

Note 15. Stock-based Compensation, page 62

5. We note you recognize stock-based compensation using the ratable method, which treats each vesting tranche as if it were an individual grant. Please tell us why you believe this method of recognizing compensation expense is appropriate and refer to the accounting guidance relied on. As part of your response, please provide us an example of this recognition methodology.

On adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123r, Share-based Payment, (“SFAS 123r”), now codified as Accounting Standards Codification (“ASC”) 718 Compensation – Stock Compensation, consistent with the requirements of paragraph 42 of that standard, (codified ASC 718-10-35-8), the Company elected the acceleration recognition method for its equity awards which are subject to graded vesting and vest solely based on a service condition. Adoption of that method was consistent with the use of that method in our pro forma disclosures for periods prior to adoption.

In future filings the Company will correct its disclosure to state: “The Company recognizes stock based compensation on the accelerated recognition method, while treating each vesting tranche as if it were an individual grant.”

As requested, an example of this recognition methodology is provided below.

Assumptions

10,000 restricted stock units are granted on January 1, 2014 with a per share value of $20.

2,000 of those restricted stock units vest on each anniversary of the grant date for a 5-year vesting period. For simplicity, the forfeiture rate and expected term assumptions have been excluded from the example below. This example is for illustrative purposes only.

				Annual Stock-based Compensation Expense
	Shares	Fair Value	Vest Date	2014	2015	2016	2017	2018
Tranche 1	2,000	$40,000	12/31/2014	$40,000
Tranche 2	2,000	$40,000	12/31/2015	$20,000	$20,000
Tranche 3	2,000	$40,000	12/31/2016	$13,333.33	$13,333.33	$13,333.33
Tranche 4	2,000	$40,000	12/31/2017	$10,000	$10,000	$10,000	$10,000
Tranche 5	2,000	$40,000	12/31/2018	$8,000	$8,000	$8,000	$8,000	$8,000

Securities and Exchange Commission

July 11, 2014

****

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact me at (617) 866-6020. Thank you.

Very truly yours,

/s/ Efstathios A. Kouninis

Efstathios A. Kouninis,

Vice President of Finance and Chief Accounting Officer

cc:	Melissa Kindelan, SEC Staff Accountant

Robert V. Jahrling, Esq